File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                          REMU Electricity Trust No. 7

                        (Name of foreign utility company)

                          REMU Electricity Trust No. 7

                            (Name of filing company)


ITEM 1
------

         Foreign utility status is claimed by the REMU Electricity Trust No. 7, a Delaware business trust to be established on or before September 30, 2000 pursuant to a trust agreement (the "Trust Agreement") between Wilmington Trust Company, a Delaware banking corporation, not in its individual capacity but solely as a trustee (the "Trustee"), and PNC Capital Leasing, a Delaware limited liability company.

         The REMU Electricity Trust No. 7 is to be the lessee (pursuant to a head lease) and lessor (pursuant to a lease) of electricity transmission and distribution assets, including 150kV substations, 50 kV substations, 150 kV transmission lines and cables, 50 kV transmission lines and cables, 10 kV medium voltage and 400 V low voltage distribution lines and cables, located in the northern part of the province of Utrecht, The Netherlands (such assets collectively, the "Network").

         The business address of the REMU Electricity Trust No. 7 is:

                  c/o Wilmington Trust Company
                  Rodney Square North
                  1100 North Market Street
                  Wilmington, DE 19890-0001
                  Attention: Corporate Trust Department

ITEM 2
------

                  Not applicable.

EXHIBIT A
---------

                  Not applicable.



                                    By:  /s/ W. Chris Sponenberg
                                       --------------------------------------
                                       W. Chris Sponenberg,
                                       Assistant Vice President
                                       Wilmington Trust Company, as Trustee of
                                       REMU Electricity Trust No. 7


Date:  September 25, 2000















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